FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    August 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

2

news release

401 Bay Street, Suite 2010,
P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4

NYSE: TC
TSX: TCM, TCM.WT
Frankfurt: A6R

August 7, 2008

THOMPSON CREEK ANNOUNCES SECOND-QUARTER 2008 FINANCIAL RESULTS

Overview (all in U.S. dollars):

•

Operations at both the Thompson Creek Mine and Endako Mine continued to perform well during the second quarter of 2008 with overall production volumes higher and unit costs lower than management’s expectations.

•

Molybdenum production rose 10.7% to 6.2 million pounds in the second quarter from 5.6 million pounds in the first quarter of 2008. Second-quarter production was up 37.7% from 4.5 million pounds in the second quarter of 2007.

•	The Company remains on track to achieve its previously announced production guidance of between 23 and 24.5 million pounds in 2008 and in excess of 34 million pounds in 2009.
•	Net income in the second quarter rose 29.1% to $60.4 million from $46.8 million in the first quarter and it was above the $56.8 million achieved in the second quarter of 2007.
•

The Company experienced an inventory buildup of approximately one million pounds during the second quarter related to scheduled maintenance shutdowns of the Langeloth and Endako roasters. The Company expects this inventory to be reduced during the third quarter.

•

Net income in the second quarter was reduced by $11.5 million due to certain expenses not incurred in the first quarter related to the early repayment of the First Lien Credit Facility in June 2008, additional general and administrative expenses accrued for staff incentive and relocation programs, and additional stock-based compensation.

•	Net income per share in the second quarter was $0.52 per basic and $0.45 per diluted common share, compared with $0.41 per basic and $0.37 per diluted common share in the first quarter and $0.51 per basic and $0.45 per diluted share in the second quarter of 2007.
•	In the first half of 2008, net income was $107.2 million or $0.93 per basic and $0.82 per diluted common share.
•	Cash balances were $79.3 million on June 30, 2008. The Company used proceeds from an equity financing during the second quarter to pay off all debt except for $5.4 million in equipment loans.
•	Average realized price on molybdenum sales was $32.68 per pound in the second quarter, compared with $32.69 per pound in the first quarter and $29.59 per pound in the second quarter of 2007.
•

The weighted-average cash operating expense related to all molybdenum product line sales recorded in the second quarter was $7.49 per pound, compared with $10.54 per pound in the first quarter of 2008 and $5.66 in the second quarter of 2007.

•

Cash costs for the production of molybdenum oxide are better than or on track with previous guidance of $6.00 to $6.50 per pound at the Thompson Creek Mine and $9.50 to $10.25 per pound at the Endako Mine.

Note: A conference call and webcast for analysts and investors is scheduled for Friday, August 8, 2008 at 8:30 a.m. Eastern.

Thompson Creek Metals Company Inc. (“the Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and six months ended June 30, 2008 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.

“Thompson Creek’s mining operations turned in a solid performance in the second quarter of 2008 with molybdenum production higher and unit costs lower than management’s expectations and the Company on track to achieve our previously announced production and cost guidance for the year,” said Kevin Loughrey, Chairman and Chief Executive Officer.

Molybdenum production rose 10.7% to 6.2 million pounds in the second quarter from 5.6 million pounds in the first quarter – for a total of 11.8 million pounds in the first half of 2008. The Company continues to expect annual molybdenum production of between 23 and 24.5 million pounds for 2008 and in excess of 34 million pounds for 2009.

“While mining costs are higher now than they were a year ago, our per-pound production cost guidance had anticipated a large part of the increase we have seen and our operations have also experienced some offsetting factors including higher-than-expected production and recoveries. As a result, we are confident that 2008 cash costs for the production of molybdenum oxide will be in the previously forecast range of $6.00 to $6.50 per pound at the Thompson Creek Mine and will be at or lower than our previously forecast range of $9.50 to $10.25 per pound at the Endako Mine,” Mr. Loughrey added.

Molybdenum production at the Thompson Creek Mine during the second quarter of 2008 was 4.0 million pounds, up 11.1% from 3.6 million pounds in the first quarter of 2008 and up 73.9% from 2.3 million pounds in the second quarter of 2007. The mine’s production is expected to move higher through the remainder of this year, particularly in the fourth quarter, as higher grade ore is mined. Management continues to expect production this year of between 16.5 and 17 million pounds.

At the Endako Mine, where mining has continued in the Denak West Pit, the Company’s 75% share of molybdenum production rose 10% to 2.2 million pounds in the second quarter from 2.0 million pounds in the first quarter of 2008, putting the mine in a good position to achieve 2008 production guidance of between 6.5 and 7.5 million pounds. Second-quarter 2008 production was up 4.8% from 2.1 million pounds a year earlier.

“Thompson Creek also achieved an expected improvement in financial performance in the second quarter, with net income rising 29.1% to $60.4 million from $46.8 million in the first quarter,” Mr. Loughrey stated.

The rise in net income, which occurred despite stable prices and a slight decline in total sales from 7.7 to 7.3 million pounds between the first and second quarters, was due to a substantial reduction from $166.6 million to $125.7 million in operating expenses, which in turn partly resulted from a decline in the proportion of high-cost third-party molybdenum sales. The Company had previously increased such third-party sales, whereby the Company buys molybdenum concentrate and roasts it for resale to customers, as an offset to the lower production from its own mines in the fourth quarter of 2007. These high-cost third-party sales as a proportion of total sales declined from 46.7% in the first quarter to 34.2% in the second quarter. The proportion is expected to decline further in the second half of 2008.

“Another important factor affecting second-quarter financial performance was an inventory buildup of approximately one million pounds of molybdenum during the quarter primarily related to the scheduled shutdowns of our roasters for routine maintenance. We have already begun reducing this inventory buildup and expect to continue to do so throughout the third quarter, thus yielding a beneficial impact on our profitability in the third quarter,” Mr. Loughrey said.

The Company experiences a delay of up to two and a half months between the time a pound of molybdenum is recorded as produced at the Company’s mines and when the same pound is recorded in the income statement as being sold. As a result of this delay, the molybdenum sales that the Company will record in 2008 will reflect production achieved over a one year period starting early in the fourth quarter of 2007 and ending early in the fourth quarter of 2008. The Company sold 8.9 million pounds of molybdenum from its own mines in the first half of 2008 and currently expects to sell approximately 22 million pounds in all of 2008. In the future, management will give annual forecast guidance on sales as well as production.

Second-Quarter Financial Results

The Company’s revenues were $243.9 million in the second quarter of 2008, compared with $254.8 million in the first quarter and $247.8 million in the second quarter of 2007. The decline in revenues from the second quarter of 2007 reflected an 11% decline in total sales volumes (third-party and own production) to 7.3 million pounds in the latest quarter from 8.2 million pounds a year earlier primarily due to the build up of inventory during the latest period in anticipation of the scheduled maintenance shutdowns at the Langeloth facility from mid-April to mid-May and at Endako during July.

The year-over-year decline in sales volume was offset to a degree by a rise in molybdenum prices. The average realized price on the Company’s molybdenum sales was $32.68 per pound in the second quarter, up 10.4% from $29.59 per pound in the second quarter of 2007.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $105.4 million in the second quarter of 2008, compared with $77.3 million in the first quarter and $104.1 million in the second quarter of 2007.

Net income in the second quarter was $60.4 million or $0.52 per basic and $0.45 per diluted common share, compared with $46.8 million or $0.41 per basic and $0.37 per diluted common share in the first quarter and $56.8 million or $0.51 per basic and $0.45 per diluted share in the second quarter of 2007.

The per-share figures are based on a weighted-average number of shares outstanding of 116,902,000 (basic) and 133,867,000 (diluted) in the second quarter of 2008, 113,457,000 (basic) and 127,674,000 (diluted) in the first quarter of 2008, and 111,224,000 (basic) and 126,857,000 (diluted) in the second quarter of 2007. At August 6, 2008, there were 125,045,000 common shares, 24,506,000 warrants and 7,835,000 employee options outstanding.

Net income in the second quarter was reduced by $11.5 million due to certain expenses not incurred in the first quarter amounting to $4.4 million for finance fees related to the early repayment of the First Lien Credit Facility in June 2008, an additional $2.3 million accrued in general and administrative expenses above the first-quarter level due to a staff incentive program and for relocation of the finance department from Vancouver to Denver, and an additional $4.8 million above the first-quarter level in stock-based compensation.

Cash flow from operating activities was $62.9 million in the second quarter, compared with $63.4 million in the first quarter of 2008 and $0.4 million in the second quarter of 2007.

Cash balances were $79.3 million at June 30, 2008, compared with $47.5 million at March 31, 2008 and $113.7 million at December 31, 2007.

During the second quarter of 2008, Thompson Creek used proceeds from an equity issue to fully discharge its First Lien Credit Facility, which had been $219.4 million at March 31, 2008. The Company is now debt free except for $5.4 million in equipment loans.

Since the acquisition of Thompson Creek Metals Company USA in October 2006, the Company has used cash generated from operations and from equity issues to pay off $402 million of acquisition debt and to pay the former owner $61.5 million in December 2006 for certain receivables acquired on the acquisition date and $100 million in January 2008 as part of a contingent purchase price payment linked to the performance of the molybdenum price. If the average price for molybdenum exceeds $15 per pound in 2009, a final $25 million will be owed to the former owner in January 2010.

The Company’s mines produced 6.2 million pounds of molybdenum in the second quarter, compared with 5.6 million pounds in the first quarter of 2008 and 4.5 million pounds in the second quarter of 2007. The Thompson Creek Mine produced 4.0 million pounds in the second quarter, up from 3.6 million pounds in the first quarter and 2.3 million pounds in the second quarter of 2007. The Company’s 75% share of Endako Mine’s production was 2.2 million pounds in the second quarter, compared with 2.0 million pounds in the first quarter and 2.1 million pounds in the second quarter of 2007.

The production amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company.

The weighted-average cash operating expense for molybdenum from the Company’s mines that was sold during the period was $7.49 per pound in the second quarter, compared with $10.54 per pound in the first quarter and $5.66 per pound in the second quarter of 2007. At the Thompson Creek Mine, the average cash operating expense related to sales was $7.83 per pound, compared with $11.33 per pound in the first quarter and $5.05 per pound in the second quarter of 2007. The Endako Mine’s average cash operating expense related to sales was $6.99 per pound in the second quarter, compared with $9.41 per pound in the first quarter and $6.92 per pound in the second quarter of 2007.

First-Half Financial Results

The Company’s revenues were $498.7 million in the first six months of 2008, compared with $515.7 million a year earlier. Volume of molybdenum sales in the first half of 2008 was 15 million pounds, down 19.4% from 18.6 million pounds in the first half of 2007. Sales in the 2008 first half were negatively affected by lower production at the Company’s mines in the fourth quarter of 2007 and an inventory buildup in the second quarter of this year due to scheduled roaster shutdowns. At the beginning of 2007, a greater volume of product inventory was available which allowed for greater sales in the first quarter of that year.

The decline in sales volume was offset to a degree by a rise in the Company’s average realized price on molybdenum sales to $32.69 per pound in the first half of 2008, up 21.4% from $26.93 per pound in the first half of 2007.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $182.7 million in the first half of 2008, compared with $192.2 million a year earlier.

Net income in the first half was $107.2 million or $0.93 per basic and $0.82 per diluted common share, compared with $104.5 million or $0.97 per basic and $0.88 per diluted share in the first half of 2007. The per-share figures are based on a weighted-average number of shares outstanding of 115,180,000 (basic) and 131,079,000 (diluted) in the first half of 2008 versus 107,258,000 (basic) and 118,789,000 (diluted) in the first half of 2007.

Net income and earnings from mining and processing operations in the first half of 2007 were negatively affected by the inclusion in operating expenses of a non-cash acquisition expense related to the inventory portion of the purchase price adjustment associated with the Company’s purchase of Thompson Creek Metals Company USA in October 2006. This non-cash expense amounted to $29.6 million in the first quarter of 2007.

Cash flow from operating activities was $126.3 million in the first half of 2008, compared with $105.4 million in the first half of 2007.

The Company’s mines produced 11.8 million pounds of molybdenum in the first half of 2008, up from 9.9 million pounds a year earlier. The Thompson Creek Mine produced 7.6 million pounds in the first half of 2008, compared with 6.2 million pounds a year earlier. The Company’s 75% share of Endako Mine’s production was 4.2 million pounds in the first half of 2008, compared with 3.7 million pounds in the first half of 2007.

The weighted-average cash operating expense for molybdenum from the Company’s mines that was sold during the first half of 2008 was $8.89 per pound, compared with $7.44 per pound in the year earlier period. At the Thompson Creek Mine, the average cash operating expense related to sales was $9.40 per pound in the first half of 2008, compared with $7.43 per pound a year earlier. The Endako Mine’s average cash operating expense related to sales was $8.11 per pound in the first half of 2008, compared with $7.46 per pound a year earlier.

Outlook

Sales prices have remained in excess of $30 per pound during 2008 and are expected to remain at approximately these levels for the remainder of the year.

The Company sold 8.9 million pounds of molybdenum from its own mines in the first half of 2008 and currently expects to sell approximately 22 million pounds in all of 2008.

Overall, operating expenses per pound have decreased over each of the past three quarters and are expected to decrease further in the last half of 2008 as sales volumes of the Company’s mined material increase. The Thompson Creek Mine is well into Phase 6 and grades continue to increase as mining advances toward the core of the ore body. Both the Thompson Creek Mine and the Endako Mine have acquired new haul trucks in the current year to better ensure that planned production and stripping are realized. The move of the Endako in-pit crusher from the Endako Pit to the Denak West Pit area is on schedule and will be operational in the fourth quarter of 2008.

The Company remains on target for its previously announced planned molybdenum production volumes (Thompson Creek Mine – 16.5 to 17.0 million pounds; Endako Mine (75% share) - 6.5 to 7.5 million pounds) for 2008. In addition, oxide production costs are better than or on track with previous guidance for the year (Thompson Creek Mine - $6.00 to $6.50 per pound; Endako - $9.50 to $10.25 per pound). In the six months ended June 30, 2008, the oxide production costs at Thompson Creek Mine were $7.53 per pound and at the Endako Mine were $8.00 per pound. Oxide production costs include the costs to produce molybdenum oxide at each mine. For Thompson Creek Mine, which only produces sulphide on site, oxide production costs include an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide. Oxide production costs differ from cash operating expenses reported in the preceding paragraphs of this news release as they do not include adjustments for opening and closing inventory amounts for the period nor do they include additional costs related to the production of downstream products produced by the Company such as ferromolybdenum.

Thompson Creek and the other joint venture participant in the Endako Mine approved the expansion project during the first quarter of 2008, and the project has commenced with detailed engineering and the ordering of major mill equipment. The Company’s share of expansion capital expenditures is expected to be C$280.0 million over the period 2008 to 2010. Cash flows generated from the sale of planned production and anticipated strong market prices for molybdenum are expected to meet the Company’s cash requirements for operations and capital expenditures.

Mineral reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. Development drilling and reserve analysis is continuing at the Thompson Creek Mine to complete the second stage of its mineral reserve study which is expected to further increase reserves and mine life. The Company also plans to conduct exploration drilling on the Endako Mine property outside of the existing pits.

The environmental application for the Davidson Project has been submitted to the regulatory authorities. A decision on the application is expected in the first quarter of 2009.

Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2008, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).

Conference call and webcast

Thompson Creek will hold a conference call for analysts and investors to discuss its second quarter 2008 financial results on Friday, August 8, 2008 at 8:30 a.m. (Eastern).

Kevin Loughrey, Chairman and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.

To participate in the call, please dial 416-644-3432 or 1-866-250-4665 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com. An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21278956 followed by the number sign) from 10:30 a.m. on August 8 to 11:59 p.m. on August 15. An archived recording of the webcast will also be available at Thompson Creek’s website.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania, and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is also permitting the Davidson Deposit, a high-grade underground molybdenum project near Smithers, B.C. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	June 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$79.3	$113.7
Accounts receivable	109.3	84.1
Product inventory	117.0	131.3
Material and supplies inventory	38.5	32.9
Prepaid expense and other current assets	3.8	4.6
Income and mining taxes recoverable	–	13.4
	347.9	380.0
Other assets	2.0	2.4
Restricted cash	13.9	10.0
Reclamation deposits	27.2	26.8
Property, plant and equipment	584.8	566.8
Goodwill	122.3	123.7
	$1,098.1	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$53.1	$60.4
Acquisition cost payable	–	100.0
Income and mining taxes payable	2.8	–
Current portion of long-term debt	3.3	67.2
Future income and mining taxes	10.0	6.4
	69.2	234.0
Long-term debt	2.1	170.2
Contractual sales obligations	8.6	9.7
Severance and other liabilities	21.3	20.3
Asset retirement obligations	27.4	26.4
Future income and mining taxes	150.2	161.5
	278.8	622.1
Shareholders’ Equity
Common shares	494.6	268.1
Common share warrants	35.0	35.0
Contributed surplus	33.8	26.5
Retained earnings	237.0	129.8
Accumulated other comprehensive income	18.9	28.2
	819.3	487.6
	$1,098.1	$1,109.7

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenues
Molybdenum sales	$239.6	$241.3	$489.8	$502.0
Tolling and calcining	4.3	6.5	8.9	13.7
	243.9	247.8	498.7	515.7
Cost of sales
Operating expenses	125.7	127.8	292.3	289.5
Selling and marketing	2.5	3.5	5.0	5.1
Depreciation, depletion and amortization	9.9	12.0	17.6	28.1
Accretion	0.4	0.4	1.1	0.8
	138.5	143.7	316.0	323.5

Income from mining and processing	105.4	104.1	182.7	192.2

Other (income) expenses
General and administrative	5.7	3.7	9.1	6.8
Exploration and development	0.3	2.3	1.3	4.2
Interest and finance fees	8.1	9.7	14.8	27.6
Stock-based compensation	6.5	5.8	8.2	8.4
Interest income	(0.8)	(2.3)	(1.6)	(4.2)
Other	(2.1)	1.9	(2.8)	1.4
	17.7	21.1	29.0	44.2

Income before income and mining taxes	87.7	83.0	153.7	148.0

Income and mining taxes (recoverable)
Current	25.5	34.0	51.0	71.8
Future	1.8	(7.8)	(4.5)	(28.3)
	27.3	26.2	46.5	43.5

Net income	$60.4	$56.8	$107.2	$104.5

Net income per share
Basic	$0.52	$0.51	$0.93	$0.97
Diluted	$0.45	$0.45	$0.82	$0.88

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Operating Activities
Net income	$60.4	$56.8	$107.2	$104.5
Items not affecting cash:
Depreciation, depletion and amortization	9.9	12.0	17.6	28.1
Accretion	0.4	0.4	1.1	0.8
Amortization of finance fees	4.8	1.6	5.4	6.4
Stock-based compensation	6.5	5.8	8.2	8.4
Future income and mining taxes	1.8	(7.8)	(4.5)	(28.3)
Unrealized gain on derivative instruments	(2.4)	(0.6)	(1.4)	(1.4)
Change in non-cash working capital	(18.5)	(67.8)	(7.3)	(13.1)
Cash generated by operating activities	62.9	0.4	126.3	105.4

Investing Activities
Property, plant and equipment	(20.5)	(3.0)	(28.6)	(5.6)
Deferred stripping costs	(10.1)	(8.8)	(12.9)	(15.6)
Restricted cash	(1.5)	(1.0)	(3.9)	(1.4)
Reclamation deposit	(0.3)	(0.2)	(0.5)	(0.8)
Acquisition cost	–	–	(100.0)	–
Cash used in investing activities	(32.4)	(13.0)	(145.9)	(23.4)

Financing Activities
Proceeds from issuance of common shares, net	223.4	38.5	223.8	43.7
Repayment of long-term debt	(220.0)	(50.3)	(237.4)	(133.5)
Cash provided by (used in) financing activities	3.4	(11.8)	(13.6)	(89.8)

Effect of exchange rate changes on cash and cash equivalents	(2.1)	4.3	(1.2)	4.1

Increase (decrease) in cash and cash equivalents	31.8	(20.1)	(34.4)	(3.7)

Cash and cash equivalents, beginning of period	47.5	114.5	113.7	98.1
Cash and cash equivalents, end of period	$79.3	$94.4	$79.3	$94.4

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com